FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2014 (No. 2)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

On December 8, 2014, Jazz Technologies, Inc., a fully owned company of the Registrant, notified the holders of its approximately $45 million of outstanding Senior Notes originally due June 30, 2015 (the “Notes”) of its election to early redeem on January 7, 2015 all of the outstanding Notes, as permitted by the terms of the Indenture dated July 15, 2010 governing the Notes.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2014	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh —————————————— Nati Somekh Corporate Secretary

TowerJazz Buys Back Its $45 Million Notes Issued in 2010

Reduces Jazz $45 Million Debt Due June 2015 to Zero by Early Redemption Using Its
Available Cash On Hand

Newport Beach, California and Migdal Haemek, Israel – December 8, 2014 – TowerJazz, the global specialty foundry leader, today announced that it has decided to early redeem its approximately $45 million 8% coupon senior notes originally due June 30, 2015. In accordance with the Indenture dated as of July 15, 2010, the Company can early redeem these notes in its discretion, and save future interest accruals and payments. The notes will be redeemed on January 7, 2015, causing all of the outstanding 8% Senior Notes due June 2015 to become fully repaid as of such date. In accordance with the indenture, the redemption price is 102 percent of the outstanding principal amount, together with accrued and unpaid interest thereon. As a result, the Company will save approximately $1.7 million of interest payments that otherwise would accrue and be paid during 2015.

About TowerJazz

Tower Semiconductor Ltd. (TSEM) (TSEM.TA) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies. For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com